SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)*

Castle Brands Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148435100
(CUSIP Number)

Mr. Gordon R. Snelling
Azure Ltd.
P.O. Box 134, 29 Victoria Road,
St. Peter Port, Guernsey, GY1 3HN
Channel Islands
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS LAFFERTY LTD.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,995,319 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,995,319 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,995,319 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) CO; HC

(1) Includes (i) 330,336 Common Shares (as defined herein) issuable upon conversion of 100.42192 shares of Series A Preferred Stock (as defined herein) held by the Reporting Person and (ii) 165,168 Common Shares issuable upon the exercise of vested Warrants (as defined herein) held by the Reporting Person.  Does not include Common Shares issuable as dividends on the Series A Preferred Stock upon its conversion or a Liquidation of the Issuer, which dividends accrue at the rate of 10% per annum.
(2) The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 330,336 Common Shares issuable upon conversion of 100.42192 shares of Series A Preferred Stock held by the Reporting Person and (iii) 165,168 Common Shares issuable upon the exercise of vested Warrants held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 3 of 5 Pages

SCHEDULE 13D/A

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Lafferty Ltd. (the “Reporting Person”), a Nevis corporation, with the Securities and Exchange Commission (the “SEC”) on November 3, 2008, as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2011 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 2.   Identity and Background.

Item 2 is hereby amended to add the following:

The address of the principal office of both the Reporting Person and Azure is P.O. Box 134, 29 Victoria Road, St. Peter Port, Guernsey, GY1 3HN, Channel Islands.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of the Series A Preferred Stock and Warrants acquired by the Reporting Person on October 14, 2011 was the Existing Debt.

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

On October 14, 2011, the Issuer completed the transactions contemplated by the Exchange Agreement.  In connection therewith, the Reporting Person received 100.42192 shares of Series A Preferred Stock and Warrants to purchase 165,168 Common Shares in exchange for the Existing Debt.

Item 5.   Interest in Securities of the Issuer

(a) and (b)  Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

As of the date hereof, the Reporting Person beneficially owns, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, 6,995,319 Common Shares. The Reporting Person exercises both sole voting power and sole dispositive power over these securities. The Common Shares beneficially owned by the Reporting Person constitute approximately 6.5% of the Common Shares. The calculation of the percentage is based on (i) 107,538,039 Common Shares outstanding as of October 14, 2011, as reported to the Reporting Person by the Issuer on such date, (ii) 330,336 Common Shares issuable upon conversion of 100.42192 shares of Series A Preferred Stock held by the Reporting Person and (iii) 165,168 Common Shares issuable upon the exercise of vested Warrants held by the Reporting Person.

CUSIP No. 148435100	13D/A	Page 4 of 5 Pages

(c)           Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

CUSIP No. 148435100	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 26, 2011

LAFFERTY LTD.

By:	Azure Limited, its sole director

By:	/s/ Patricia Whitford
	Name:	Patricia Whitford
	Title:	Director